Eric D. Tanzberger
Senior Vice President / Chief Financial Officer

November 8, 2018

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated October 19, 2018 related to Service Corporation International's Form 10-K for the Year ended December 31, 2017 filed February 14, 2018 and Form 10-Q for the Quarter ended June 30, 2018 filed July 31, 2018

File No. 001-06402

Dear Mr. Littlepage:

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on December 5, 2018. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768